[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 1, 2008

Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  MYR Group Inc.
  Amendment No. 6 to Form S-1 registration statement
  Initially Filed on January 25, 2008
  File No. 333-148864

Dear Ms. Long:

        This letter is submitted on behalf of MYR Group Inc. (the "Company") in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 5 to the Company's registration statement on Form S-1 filed on July 14, 2008 (File No. 333-148864), as set forth in your letter to Mr. Gerald B. Engen, Jr., dated July 23, 2008.

        We have filed via EDGAR Amendment No. 6 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 6 to the registration statement, which are marked to show changes from Amendment No. 5 to the registration statement previously filed. The changes to the registration statement reflect responses to the Staff's comments, as well as the updating of information.

        For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment. Unless otherwise indicated, the page references in the responses to the Staff's comments refer to Amendment No. 6 to the registration statement.

Selling Stockholders, page 104

1.
We note that you have revised footnote 14 for the selling stockholder Drawbridge Global Macro Master Fund Ltd and in doing so have eliminated the names of the natural persons who exercise shared voting or investment power over the shares of your common stock held by this selling stockholder. Please revise this footnote to name such persons. Please see Question 140.02 in the Division of Corporation Finance's Compliance & Disclosure Interpretations pertaining to Regulation S-K, as of July 3, 2008, which are available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: Footnote 14 on page 108 of Amendment No. 6 to the Registration Statement has been revised in accordance with your comment.

Exhibit 5.1

2.
Please confirm to us that when Mr. Engen refers to the Delaware General Corporation Law in the opinion he also means any other Delaware statutes, Delaware court decisions and provisions of the Delaware Constitution that affect the interpretation of the Delaware General Corporation Law.

Response: A restated opinion of Mr. Engen has been filed as an exhibit to Amendment No. 6 to the Registration Statement in which Mr. Engen refers generally to Delaware corporate law.

3.
We note that Mr. Engen represents in the legal opinion that he is admitted to practice in Colorado. We further note that the legal opinion has been drafted to cover, among other jurisdictions, the laws, rules and regulations of New York, Michigan and Oregon. Please tell us why the opinion has been drafted to include these three states and, if you believe that such coverage is required for purposes of Item 601(b)(5) of Regulation S-K, please tell us why, in view of his Colorado admission, you believe Mr. Engen is in a position to opine on the laws, rules and regulations of these states.

Response: A restated opinion of Mr. Engen has been filed as an exhibit to Amendment No. 6 to the Registration statement in which the representation described above has been deleted.

*            *            *

        Please feel free to contact Stacy J. Kanter at (212) 735-3497 or Peter Hennessey at (212) 735-3867 should you require further information or have any questions.

Sincerely,
/s/ LAURA AMY KAUFMANN Laura Amy Kaufmann
cc:
Dieter King
Patricia Armelin
Anne McConnell
William Koertner
Gerald Engen
Marco Martinez
Stacy Kanter